February 12, 2014                                                                                                       VIA EDGAR
United States Securities and
  Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-4631
Attention: Terence O’Brien
                 Accounting Branch Chief

Re:	Aceto Corporation
Form 10-K for the Year Ended June 30, 2013
Filed August 29, 2013
Form 10-Q for the Period Ended September 30, 2013
Filed November 8, 2013
File No. 0-4217

Dear Mr. O’Brien:

Thank you for your January 30, 2014 letter regarding Aceto Corporation’s (“Aceto” or the “Company”) Form 10-K for the fiscal year ended June 30, 2013, filed August 29, 2013 and Form 10-Q for the period ended September 30, 2013, filed November 8, 2013. In order to assist you in your review, we hereby submit a letter responding to the Staff’s comments.  For your convenience, we have set forth below the Staff’s numbered comments in their entirety followed by our responses thereto.

Form 10-K for the Year Ended June 30, 2013

Item 1. Business, page 3

General

1.
We note your disclosure on page 27 regarding “increased research and development expenses related to certain Rising products….”  In future filings, please provide the information required by Item 101(c)(1)(xi) of Regulation S-K in the Business section of your Form 10-K.

Response:     The Company acknowledges the Staff’s comment and will revise future filings to provide the information required by Item 101(c)(1)(xi) of Regulation S-K to include the amount spent during each of the last three fiscal years on research and development activities.

United States Securities and
  Exchange Commission
February 12, 2014

Risk Factors, page 7

Our distribution operations of APIs concentrate on generic products and therefore are subject to the risks of the generic pharmaceutical industry, page 7

2.
We note your disclosure that your margins can also be “materially adversely affected by the risks inherent to the generic industry.”  In future filings, please expand your risk factor disclosure to specify those risks “inherent to the generic industry.”

Response: The Company acknowledges the Staff’s comment and will revise future filings to expand our risk factor disclosure to specify those risks that are inherent to the generic industry.

Notes to the Financial Statements

General

3.
Your disclosures on page 23 indicate that you have entered into collaborative arrangements.  Please provide the disclosures required by ASC 808-10-50-1.  Please show us in your supplemental response what the revisions in future filings will look like.

Response: The Company acknowledges the Staff’s comment and will revise future filings to provide the disclosures required by ASC 808-10-50-1. As requested:

We have various products which we have entered into collaborative arrangements with certain pharmaceutical companies. As a result of these arrangements, we share profits on sales of these products, which are included in cost of sales. The shared profits are settled on a quarterly basis. For the fiscal year 2013, 2012 and 2011, there was approximately $22,769,000, $11,125,000 and $4,012,000, respectively, of shared profits included in cost of sales, related to these collaborative arrangements.

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United States Securities and
  Exchange Commission
February 12, 2014

Note 19. Segment Information, page 75

4.
In fiscal 2012, you reconfigured and renamed your three business segments to more accurately reflect the scope of your business activities.  Prior to fiscal 2012, you separately reported a specialty chemicals segment and an agricultural protection segment.  These appear to now be combined into one performance chemicals segment.  We note that your website indicates that you have a Senior Vice President for specialty chemicals and another Senior Vice President for agricultural protection.  Please help us better understand what led to this change in segment reporting which resulted in one performance chemicals reportable segment.  Please address the following:

●
Please tell us whether your operating segments changed pursuant to ASC 280-10-50-1.  If so, please provide us with all of the financial information provided to your chief operating decision maker for the three years ended June 30, 2013 and the three months ended September 30, 2013;

Response: Our operating segments did not change pursuant to ASC 280-10-50-1.

●
Please tell us whether your aggregation analysis changed pursuant to ASC 280-10-50-11.  If you are aggregating operating segments to arrive at your performance chemicals reportable segment, please provide us with a summary of your aggregation analysis; and

Response: In fiscal 2012, the Company changed its internal reporting structure. These two operating segments (Specialty Chemicals and Agricultural Protection Products) have always met the aggregation criteria. Per ASC 280-10-50-11, two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Subtopic, if the segments have similar economic characteristics, and if the segments are similar in all of the following areas:

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United States Securities and
  Exchange Commission
February 12, 2014

a. The nature of the products and services

The nature of the products of these two business units is similar since these products are subject to regulations of the Environmental Protection Agency (EPA). The Specialty Chemicals segment is governed by the Toxic Substances Control Act, which is a sub-division of the EPA.  Specialty Chemicals include a variety of chemicals which make plastics, surface coatings, textiles, fuels and lubricants perform to their designed capabilities. Dye and pigment intermediates are used in the color-producing industries such as textiles, inks, paper, and coatings. Many of its raw materials are also used in high-tech products like high-end electronic parts (circuit boards and computer chips) and binders for specialized rocket fuels. The Agricultural Protection Products segment sells herbicides, fungicides, insecticides, and other agricultural chemicals to customers, primarily located in the United States and Western Europe. Certain Specialty Chemical products are components of Agricultural Protection products i.e. Ag intermediates.

b. The nature of the production processes

The nature of the production process is not an applicable criterion since all the products in these two businesses are distributed and not manufactured by Aceto. However, there is some overlap of suppliers, as well as similar raw materials in certain of the products in both operating segments.

c.  The type or class of customer for their products and services

The type of customer for both of these businesses is similar as many of them are governed by the EPA. In addition, we handle different parts of the agricultural industry out of these two operating segments. The Specialty Chemicals segment sells building blocks to make active agricultural products. The Agricultural Protection segment sells active agricultural products to formulators. It is very common for these two operating segments to be competing with or cooperating with different divisions of the same customer.

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United States Securities and
Exchange Commission
February 12, 2014

d.  The methods used to distribute their products or provide their services

The method used to distribute the products is also the same as many of the products are bought from Asia.  These products are marketed and sold to customers primarily by internal salespeople.

e.  If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

The last criterion is met as the regulatory environment that these products are dictated by is the EPA.

As previously mentioned, similar long-term average gross margins for two or more operating segments would be expected if their economic characteristics were similar. This is true with the Specialty Chemicals business unit, which yielded a gross profit of approximately 15% for both the fiscal year ended June 30, 2013 and 2012 and the Agricultural Protection business unit, which earned a profit of approximately 14% and 16%, respectively, for the fiscal years ended June 30, 2013 and June 30, 2012.

•
Please also correspondingly revise your disclosures to better explain how you determine your reportable segments, including whether operating segments have been aggregated.  Refer to ASC 280-10-50-21(a).  Please show us in your supplemental response what the revisions in future filings will look like.

Response:     In addition to meeting the aggregation criteria as noted above, the Agricultural Protection segment was also below the quantitative threshold of ASC 280-10-50-12. ASC 280 allows for the aggregation of business units that do not meet the quantitative threshold. Agricultural Protection does not meet the quantitative threshold as its sales were approximately 8% of total consolidated sales for the fiscal year ended June 30, 2013. In addition, the Senior Vice President that oversees the Agricultural Protection business directly reports to the Senior Vice President in charge of the Performance Chemicals reportable segment.

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United States Securities and
Exchange Commission
February 12, 2014

The Company acknowledges the Staff’s comment and has updated this in its most recent Form 10-Q for the three months ended December 31, 2013 as follows:

The Company’s chief operating decision maker (CODM) evaluates performance of the segments based on net sales, gross profit and income before income taxes. Unallocated corporate amounts are deemed by the Company as administrative, oversight costs, not managed by the segment managers. The Company does not allocate assets by segment because the CODM does not review the assets by segment to assess the segments’ performance, as the assets are managed on an entity-wide basis. In accordance with GAAP,  the Company has aggregated certain operating segments into reportable segments because they have similar economic characteristics, and the operating segments are similar in all of the following areas:  (a) the nature of the products and services; (b) the nature of the production processes; (c) the type or class of customer for their products and services; (d) the methods used to distribute their products or provide their services; and (e) the nature of the regulatory environment.

Form 10-Q for the Period Ended September 30, 2013

Note 6.  Commitments, Contingencies and Other Matters, page 9

5.
For multiple matters you state that the impact of the final resolution on your results of operations in a particular reporting period is not known.  It is not clear for these matters whether there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred.  If so, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made.  Please refer to ASC 450-20-50.

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United States Securities and
Exchange Commission
February 12, 2014

If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

You may provide your disclosures on an aggregated basis. Please show us in your supplemental response what the revisions in future filings will look like.

Response:     The Company acknowledges the Staff’s comment and has updated this in its most recent Form 10-Q for the three months ended December 31, 2013 as follows:

The Company and its subsidiaries are subject to various claims which have arisen in the normal course of business. The Company provides for costs related to contingencies when a loss from such claims is probable and the amount is reasonably determinable.  In determining whether it is possible to provide an estimate of loss, or range of possible loss, the Company reviews and evaluates its litigation and regulatory matters on a quarterly basis in light of potentially relevant factual and legal developments.  If the Company determines an unfavorable outcome is not probable or reasonably estimable, the Company does not accrue for a potential litigation loss.  While the Company has determined that there is a reasonable possibility that a loss has been incurred, no amounts have been recognized in the financial statements, other than what has been discussed below, because the amount of the liability cannot be reasonably estimated at this time.

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United States Securities and
Exchange Commission
February 12, 2014

On October 29, 2012, a lawsuit was filed in the United Kingdom (in the High Court of Justice, Queens Bench Division, Commercial Court) by United Phosphorous Limited (“UPL”) against Aceto Agricultural Chemicals Corporation (“AACC”), a wholly-owned subsidiary of the Company. In the lawsuit, UPL alleges, among other things, that AACC breached a 1995 agreement regarding European sales of a potato sprout suppression product, by selling the product in Europe. UPL claims damages of approximately £4,500 (approximately US $7,200) plus an unspecified amount of additional damages. AACC strongly denies the allegations and believes that UPL’s claims are without merit and intends to vigorously defend the lawsuit.

In fiscal years 2011, 2009, 2008 and 2007, the Company received letters from the Pulvair Site Group, a group of potentially responsible parties (PRP Group) who are working with the State of Tennessee (the State) to remediate a contaminated property in Tennessee called the Pulvair site. The PRP Group has alleged that Aceto shipped hazardous substances to the site which were released into the environment.   The State had begun administrative proceedings against the members of the PRP Group and Aceto with respect to the cleanup of the Pulvair site and the PRP Group has begun to undertake cleanup. The PRP Group is seeking a settlement of approximately $1,700 from the Company for its share to remediate the site contamination. Although the Company acknowledges that it shipped materials to the site for formulation over twenty years ago, the Company believes that the evidence does not show that the hazardous materials sent by Aceto to the site have significantly contributed to the contamination of the environment and thus believes that, at most, it is a de minimus contributor to the site contamination.  Accordingly, the Company believes that the settlement offer is unreasonable. Management believes that the ultimate outcome of this matter will not have a material adverse effect on the Company’s financial condition or liquidity.

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United States Securities and
Exchange Commission
February 12, 2014

Note 8.  Recent Accounting Pronouncements. Page 14

6.	Please provide the additional comprehensive income disclosures required pursuant to ASU 2013-02. Please show us in your supplemental response what the revisions in future filings will look like.

Response:     Accounting Standards Update No. 2013-02—Other Comprehensive Income (Topic 220: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income does not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. We did not have any such reclassifications, therefore we do not have such disclosures.

In connection with our responses we acknowledge that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	the Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (516) 627-6000 if you have any questions or further comments that can be discussed directly.  Thank you.

Sincerely,

/s/ Douglas Roth
Douglas Roth
Chief Financial Officer

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